77E  LEGAL PROCEEDINGS

On June 1, 2004, the Attorney General of the State of New Jersey announced that it had dismissed PIMCO from a complaint filed by the New Jersey Attorney General on February 17, 2004, and that it had entered into a settlement agreement (the "New Jersey Settlement") with PIMCO's parent company, Allianz Global Investors of America L.P. ("AGI", formerly known as Allianz Dresdner Asset Management of America L.P.), PEA Capital LLC (an entity affiliated with PIMCO through common ownership) ("PEA") and PA Distributors LLC ("PAD"), in connection with the same matter. In the New Jersey Settlement, AGI, PEA and PAD neither admitted nor denied the allegations or conclusions of law, but did agree to pay New Jersey a civil fine of $15 million and $3 million for investigative costs and further potential enforcement initiatives against unrelated parties. They also undertook to implement certain governance changes. The complaint relating to the New Jersey Settlement alleged, among other things, that AGI, PEA and PAD had failed to disclose that they improperly allowed certain hedge funds to engage in "market timing" in certain funds.

Since February 2004, PIMCO, AGI, PEA, PAD, and certain of their affiliates, PIMCO Funds: Pacific Investment Management Series (the "PIMS Funds") and PIMCO:
Multi-Manager Series (the "MMS Funds"), have been named as defendants in 14 lawsuits filed in U.S. District Court in the Southern District of New York, the Central District of California and the Districts of New Jersey and Connecticut. Ten of those lawsuits concern "market timing," and they have been transferred to and consolidated for pre-trial proceedings in the U.S. District Court for the District of Maryland; four of those lawsuits concern "revenue sharing" and have been consolidated into a single action in the U.S. District Court for the District of Connecticut. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the various series of the PIMS Funds and the MMS Funds during specified periods, or as derivative actions on behalf of the PIMS and MMS Funds.

The market timing actions in the District of Maryland generally allege that certain hedge funds were allowed to engage in "market timing" in certain of the MMS and PIMS Funds and this alleged activity was not disclosed. Pursuant to tolling agreements entered into with the derivative and class action plaintiffs, PIMCO, the PIMS Funds' trustees, and certain employees of PIMCO who were previously named as defendants have all been dropped as defendants in the market timing actions; the plaintiffs continue to assert claims on behalf of the shareholders of the PIMS Funds or on behalf of the PIMS Funds themselves against other defendants. The revenue sharing action in the District of Connecticut generally alleges that fund assets were inappropriately used to pay brokers to promote the MMS and PIMS Funds, including directing fund brokerage transactions to such brokers, and that such alleged arrangements were not fully disclosed to shareholders. The market timing and revenue sharing lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts and restitution.

Under Section 9(a) of the Investment Company Act of 1940, as amended
("1940 Act"), if the New Jersey Settlement or any of the lawsuits described above were to result in a court injunction against AGI, PEA, PAD and/or their affiliates, PIMCO could, in the absence of exemptive relief granted by the Securities and Exchange Commission ("SEC"), be barred from serving as an investment adviser to any registered investment company, including the Fund.
The SEC has granted the Applicants a temporary exemption from the provisions of Section 9(a) with respect to the New Jersey Settlement until the earlier of
(i) September 13, 2006 and (ii) the date on which the SEC takes final action on their application for a permanent order. There is no assurance that the SEC will issue a permanent order.

In addition, a putative class action lawsuit captioned Charles Mutchka et al. v. Brent R. Harris, et al., filed in January 2005 by and on behalf of individual shareholders of certain open-end funds that hold equity securities and that are sponsored by PIMCO and certain of its affiliates is currently pending in the federal district court for the Central District of California. The plaintiff alleges that fund trustees, investment advisers and affiliates breached fiduciary duties and duties of care by failing to ensure that the open-end funds participated in securities class action settlements for which those funds were eligible. The plaintiff has claimed as damages disgorgement of fees paid to the investment advisers, compensatory damages and punitive damages. PIMCO believes that the claims made in the lawsuit against PIMCO and its affiliates are baseless, and PIMCO intends to vigorously defend the lawsuit. PIMCO believes a decision, if any, against the defendants is not likely to have a material adverse effect on the Fund or on the ability of PIMCO to perform its investment advisory services relating to the Fund.

None of the aforementioned complaints alleges that any improper activity took place in the Fund. PIMCO believes that these developments will not have a material adverse effect on the Fund or on PIMCO's ability to perform its investment advisory services on behalf of the Fund.